UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                             July 2, 2018

  By E-Mail
  Z. Julie Gao, Esq.
  Skadden, Arps, Slate, Meagher & Flom
  42/F, Edinburgh Tower, The Landmark
  15 Queen's Road Central
  Hong Kong

          Re:     eHi Car Services Limited
                  Amended Schedule 13E-3
                  Filed on June 20, 2018 by Ctrip Investment Holding Ltd., et.
al.
                  File No. 005-88413

  Dear Ms. Gao:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Amended Schedule 13E-3

  1. We note your response to comment 1 in our letter dated May 17, 2018. We disagree with your analysis and do not believe you have complied with Rule 13e-3 in connection with the indirect purchase of shares by Ocean Imagination from CDH at a time when Ocean
          Imagination was an affiliate of eHi Car Services.

  2. We note your response to comment 2 in our letter dated May 17, 2018. Please tell us how you intend to comply with the dissemination obligations set out in Rule 13e-3(f) with respect to the ROFO purchases.

  Fairness of the Transaction, page 15

  3. We reissue comment 7 from our letter dated May 17, 2018. We note you have not provided disclosure responsive to instruction 2 to Item 1014 of Regulation M-A.

          Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions